UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN

GB00BN7SWP63

Issuer Name

GSK PLC

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of voting rights; An acquisition or disposal of financial instruments

3. Details of person subject to the notification obligation

Name

The Goldman Sachs Group, Inc.

City of registered office (if applicable)

Wilmington, Delaware

Country of registered office (if applicable)

USA

4. Details of the shareholder

Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached

28-Aug-2023

6. Date on which Issuer notified

30-Aug-2023

7. Total positions of person(s) subject to the notification obligation

..	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	0.200188	1.245935	1.446123	59218837
Position of previous notification (if applicable)	0.196168	6.279741	6.475909

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BN7SWP63		4154252		0.101447
US37733W2044		4043456		0.098741
Sub Total 8.A	8197708		0.200188%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Securities Lending	Open		335953	0.008204
Call Option	19-Jan-2024		971900	0.023734
Sub Total 8.B1			1307853	0.031938%

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
Future	15-Sep-2023		Cash	21136262	0.516147
Future	15-Dec-2023		Cash	14899402	0.363843
Future	20-Dec-2024		Cash	7091644	0.173178
Call Option	15-Dec-2023		Cash	2118886	0.051743
Future	18-Dec-2026		Cash	1240310	0.030288
Future	17-Dec-2027		Cash	958707	0.023412
Swap	15-Dec-2023		Cash	533475	0.013027
Put Option	15-Dec-2023		Cash	418124	0.010211
Put Option	20-Dec-2024		Cash	110107	0.002689
Call Option	20-Dec-2024		Cash	99861	0.002439
Put Option	15-Sep-2023		Cash	84361	0.002060
Forward	15-Sep-2023		Cash	75531	0.001844
Future	19-Dec-2025		Cash	64277	0.001570
Call Option	19-Dec-2025		Cash	62225	0.001520
Put Option	21-Jun-2024		Cash	54339	0.001327
Swap	15-Sep-2023		Cash	46463	0.001135
Forward	31-Aug-2023		Cash	43678	0.001067
Put Option	15-Mar-2024		Cash	42961	0.001049
Call Option	15-Dec-2028		Cash	38280	0.000935
Swap	19-Apr-2027		Cash	35930	0.000877
Call Warrant	31-Dec-2030		Cash	29442	0.000719
Swap	27-Jul-2033		Cash	28579	0.000698
Put Option	09-May-2024		Cash	27828	0.000680
Forward	30-Aug-2023		Cash	27474	0.000671
Put Option	19-Dec-2025		Cash	24864	0.000607
Call Option	09-May-2024		Cash	23912	0.000584
Call Option	15-Sep-2023		Cash	23422	0.000572
Put Option	23-Jan-2026		Cash	22345	0.000546
Call Option	20-Dec-2030		Cash	21242	0.000519
Call Option	17-Jan-2025		Cash	19916	0.000486
Call Option	20-Oct-2023		Cash	16621	0.000406
Put Option	16-Jun-2028		Cash	16456	0.000402
Call Option	21-Jun-2024		Cash	16343	0.000399
Put Option	17-Nov-2025		Cash	15891	0.000388
Put Option	15-Dec-2028		Cash	15012	0.000367
Call Option	08-Sep-2023		Cash	13606	0.000332
Put Option	18-Jun-2027		Cash	11546	0.000282
Swap	15-Jul-2025		Cash	11187	0.000273
Call Option	21-Feb-2025		Cash	11145	0.000272
Swap	09-Nov-2023		Cash	10849	0.000265
Put Option	02-Dec-2024		Cash	10048	0.000245
Put Option	03-Feb-2027		Cash	9751	0.000238
Swap	17-Aug-2033		Cash	9130	0.000223
Swap	03-Aug-2026		Cash	6972	0.000170
Call Option	22-May-2028		Cash	6811	0.000166
Swap	18-Aug-2025		Cash	6470	0.000158
Forward	05-Sep-2023		Cash	6055	0.000148
Forward	01-Sep-2023		Cash	6034	0.000147
Put Option	19-Sep-2025		Cash	5916	0.000144
Call Option	20-Jul-2026		Cash	5595	0.000137
Call Option	22-May-2026		Cash	5314	0.000130
Call Option	01-Apr-2026		Cash	5010	0.000122
Put Option	20-Dec-2030		Cash	4931	0.000120
Call Option	17-Dec-2032		Cash	4604	0.000112
Call Option	10-Sep-2026		Cash	4547	0.000111
Call Option	13-Oct-2023		Cash	4267	0.000104
Call Option	22-Feb-2027		Cash	4245	0.000104
Call Option	18-Dec-2026		Cash	4238	0.000103
Forward	29-Aug-2023		Cash	4119	0.000101
Put Option	14-Jul-2027		Cash	2800	0.000068
Call Option	26-Oct-2026		Cash	2794	0.000068
Call Option	30-Apr-2029		Cash	2554	0.000062
Put Option	25-Jun-2026		Cash	2379	0.000058
Put Option	13-Jan-2028		Cash	2351	0.000057
Call Option	08-Apr-2024		Cash	2312	0.000056
Put Option	06-Jun-2024		Cash	2051	0.000050
Call Option	19-Sep-2025		Cash	1995	0.000049
Swap	22-Aug-2033		Cash	1991	0.000049
Call Option	28-Mar-2025		Cash	1920	0.000047
Put Option	17-Sep-2027		Cash	1872	0.000046
Put Option	19-Mar-2027		Cash	1865	0.000046
Call Option	28-Jun-2028		Cash	1850	0.000045
Put Option	17-Dec-2027		Cash	1849	0.000045
Put Option	13-Jan-2027		Cash	1666	0.000041
Call Option	15-Mar-2024		Cash	1559	0.000038
Put Option	18-Sep-2026		Cash	1547	0.000038
Put Option	19-Jun-2026		Cash	1537	0.000038
Put Option	18-Dec-2026		Cash	1534	0.000037
Put Option	20-Mar-2026		Cash	1523	0.000037
Call Option	12-May-2025		Cash	1469	0.000036
Put Option	20-Jun-2025		Cash	1454	0.000035
Put Option	20-Sep-2024		Cash	1414	0.000035
Put Option	21-Mar-2025		Cash	1364	0.000033
Call Option	08-Apr-2025		Cash	1230	0.000030
Call Option	06-Jun-2024		Cash	1184	0.000029
Call Option	10-Jan-2029		Cash	1141	0.000028
Call Option	30-Jun-2028		Cash	1036	0.000025
Call Option	12-Jul-2024		Cash	987	0.000024
Call Option	02-Nov-2027		Cash	951	0.000023
Call Option	31-Jul-2028		Cash	777	0.000019
Call Option	29-Sep-2023		Cash	726	0.000018
Call Option	22-Sep-2023		Cash	601	0.000015
Swap	24-Nov-2023		Cash	574	0.000014
Future	19-Dec-2024		Cash	528	0.000013
Call Option	02-Nov-2028		Cash	393	0.000010
Call Option	20-Apr-2028		Cash	275	0.000007
Swap	28-Aug-2025		Cash	243	0.000006
Call Option	10-Jan-2028		Cash	203	0.000005
Call Option	11-Mar-2027		Cash	126	0.000003
Put Option	16-Feb-2024		Cash	72	0.000002
Future	14-Dec-2023		Cash	19	0.000000
Sub Total 8.B2				49713276	1.213997%

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
The Goldman Sachs Group, Inc. (Chain 1)
The Goldman Sachs Group, Inc. (Chain 1)	Goldman Sachs (UK) L.L.C.
The Goldman Sachs Group, Inc. (Chain 1)	Goldman Sachs Group UK Limited
The Goldman Sachs Group, Inc. (Chain 1)	Goldman Sachs International
The Goldman Sachs Group, Inc. (Chain 2)
The Goldman Sachs Group, Inc. (Chain 2)	GSAM Holdings LLC
The Goldman Sachs Group, Inc. (Chain 2)	Goldman Sachs Asset Management Holdings LLC
The Goldman Sachs Group, Inc. (Chain 2)	Goldman Sachs Asset Management UK Holdings I Ltd
The Goldman Sachs Group, Inc. (Chain 2)	Goldman Sachs Asset Management UK Holdings II Ltd
The Goldman Sachs Group, Inc. (Chain 2)	Goldman Sachs Asset Management Holdings I B.V. / Goldman Sachs Asset Management Holdings II B.V.
The Goldman Sachs Group, Inc. (Chain 2)	Goldman Sachs Asset Management Holdings B.V.
The Goldman Sachs Group, Inc. (Chain 3)
The Goldman Sachs Group, Inc. (Chain 3)	Goldman Sachs Bank USA
The Goldman Sachs Group, Inc. (Chain 3)	Goldman Sachs Bank Europe SE
The Goldman Sachs Group, Inc. (Chain 4)
The Goldman Sachs Group, Inc. (Chain 4)	Goldman Sachs & Co. LLC
The Goldman Sachs Group, Inc. (Chain 5)
The Goldman Sachs Group, Inc. (Chain 5)	GSAM Holdings LLC
The Goldman Sachs Group, Inc. (Chain 5)	Goldman Sachs Asset Management, L.P.
The Goldman Sachs Group, Inc. (Chain 6)
The Goldman Sachs Group, Inc. (Chain 6)	IMD Holdings LLC
The Goldman Sachs Group, Inc. (Chain 6)	United Capital Financial Partners, Inc.
The Goldman Sachs Group, Inc. (Chain 6)	United Capital Financial Advisers, LLC
The Goldman Sachs Group, Inc. (Chain 7)
The Goldman Sachs Group, Inc. (Chain 7)	Goldman Sachs (UK) L.L.C.
The Goldman Sachs Group, Inc. (Chain 7)	Goldman Sachs Group UK Limited
The Goldman Sachs Group, Inc. (Chain 7)	Goldman Sachs International Bank
The Goldman Sachs Group, Inc. (Chain 8)
The Goldman Sachs Group, Inc. (Chain 8)	The Goldman Sachs Group, Inc.
The Goldman Sachs Group, Inc. (Chain 8)	The Goldman Sachs Trust Company, National Association
The Goldman Sachs Group, Inc. (Chain 8)	The Goldman Sachs Trust Company of Delaware
The Goldman Sachs Group, Inc. (Chain 9)
The Goldman Sachs Group, Inc. (Chain 9)	Goldman Sachs Financial Markets L.L.C.
The Goldman Sachs Group, Inc. (Chain 9)	Goldman Sachs Financial Markets, L.P.
The Goldman Sachs Group, Inc. (Chain 10)
The Goldman Sachs Group, Inc. (Chain 10)	Murray Street Corporation
The Goldman Sachs Group, Inc. (Chain 10)	Benson Street Limited
The Goldman Sachs Group, Inc. (Chain 11)
The Goldman Sachs Group, Inc. (Chain 11)	Folio Financial, Inc.
The Goldman Sachs Group, Inc. (Chain 11)	Folio Investments Inc.

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

Please note, positions previously reportable are now exempt under the market making exemption as they are below the 10% limit.
Please note, the total amount of voting rights has been rounded to 6 decimal places therefore there is a possibility of a rounding error.
General email contact:
gs-regops-emea-position-enquiries@gs.com

12. Date of Completion

30-Aug-2023

13. Place Of Completion

London

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: August 31, 2023

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc